

Mail Stop 4546

August 21, 2017

<u>Via Email</u>
Laura Clague
Chief Financial Officer
3721 Valley Centre Drive, Suite 200
San Diego, CA

> **Re: Retrophin Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-36257**

Dear Ms. Clague:

We have reviewed your August 2, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2017 letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Estimates, page 45</u>

1. We acknowledge your response to our prior comment 4 whereby you include a roll forward of the Company's accruals with respect to deductions from revenue for fiscal year ended December 31, 2016.
    - Please tell us specifically the nature of deductions from revenue that are included in the table and reconcile the beginning and ending balances to amounts in your financial statements for each of your categories of deductions from revenue as disclosed on F-9 of your filing. You disclose on F-10 of your filing that the prompt payment discount reserve is netted against trade receivables, but that disclosure does not specify the amount of that reserve at each balance sheet date. Also, although you disclose government rebate reserves in Note 8 - accrued expenses showing balances at December 31, 2015 and 2016 of $3,158,000 and

$6,967,000, it is not clear where your reserves for chargebacks and product returns are reflected within your financial statements and their amounts.

- Since you do not separately disclose within the roll forward an amount related to sales made in prior periods and your response indicates that the column titled "Accrual" is the Company's provision related to sales of marketed products made during the 2016 fiscal year, please confirm to us that means that you had no adjustments during 2016 related to your estimate of reserves as of December 31, 2015 for deductions from revenue, and the actual returns/credits, as applicable, in 2016 related to prior years' sales equaled the amount you estimated at December 31, 2015.

Notes to Consolidated Financial Statements
Entity Wide Disclosure Information

2. We acknowledge your response to our prior comment 6. As requested in our prior comment, please provide us with the amount of revenue for each of your marketed products by year for the years ended December 31, 2014, 2015 and 2016. Also, provide us an analysis that compares and contrasts each product with respect to prescribed uses and type of patient, and to what extent each product can be used interchangeably with your other products.

You may contact Jacob Luxenburg, Staff Accountant, at 202-551-2339 if you have questions regarding comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance